UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
AstraZeneca UK Limited
(Names of Filing Persons (Offerors))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$427,428,792	$45,735

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 15, 2006, of £1=$1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document dated May 23, 2006.

(2)	Sent via wire transfer to the SEC on May 23, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	GB0001662252 (Ordinary Shares) 132148107 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS: AstraZeneca PLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

NUMBER OF		51,480,262 ordinary shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,480,262 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

51,480,262 ordinary shares and 30,814 CAT ADSs subject to the notice of guaranteed delivery period under the Offer

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

96.7% of issued and outstanding ordinary shares (and 96.8% of the issued and outstanding ordinary shares, assuming 30,814 CAT ADSs are acquired upon expiration of the notice of guaranteed delivery period)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

This Amendment No. 10 (this “Amendment”) further amends the Tender Offer Statement on Schedule TO initially filed with the SEC on May 23, 2006 by AstraZeneca PLC and its wholly-owned subsidiary, AstraZeneca, relating to the Offer. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Offer Document filed as Exhibit 99.(a)(1) hereto.
On June 30, 2006, AstraZeneca issued a press release announcing the close of the initial offer period and the commencement of the subsequent offer period.
As of the close of the initial offer period on June 29, 2006, valid acceptances of the Offer had been received in respect of 35,562,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs), representing approximately 82.7%. of the CAT Shares to which the Offer relates. Including the 5,700,000 CAT Shares acquired by AstraZeneca since May 23, 2006, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 41,262,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing approximately 95.95% of the CAT Shares to which the Offer relates. Including the 10,217,983 CAT Shares held by AstraZeneca prior to the commencement of the Offer Period, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 51,480,262 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing 96.73% of the existing issued share capital of CAT. As at the close of the initial offer period, 30,814 ADSs were subject to a notice of guaranteed delivery period
The subsequent offer period is expected to remain open for acceptance until such time as the compulsory acquisition procedures referred to in Part II of the Offer Document are completed or until 3:00 p.m. (London time), 10:00 a.m. (New York City time) on September 22, 2006, whichever occurs earlier.
Given that AstraZeneca has received acceptances under the Offer in respect of, or otherwise acquired, more than 90.0% of CAT Shares to which the Offer relates, AstraZeneca intends to exercise its rights pursuant to the provisions of Schedule 2 of the Interim Regulations to acquire compulsorily, on the same terms as the Offer, the remaining CAT Shares (including shares underlying CAT ADSs) in respect of which the Offer has not been accepted.
This Amendment also amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO to reflect AstraZeneca’s beneficial ownership of 51,480,262 CAT Shares, representing approximately 96.7% of the entire issued share capital of CAT (or 51,511,076 CAT Shares, representing approximately 96.8% of the entire issued share capital of CAT, if CAT ADSs that are subject to the notice of guaranteed delivery period under the Offer are included). This Amendment also amends the Schedule 13D initially filed with the SEC on December 27, 2004, as subsequently amended and restated on May 15, 2006, to reflect the information set out below.
ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 8(a) has been amended to include the following:
(a)	As of June 29, 2006, AstraZeneca PLC beneficially owned an aggregate of 51,480,262 CAT Shares, representing approximately 96.7% of the entire issued share capital of CAT (or 51,511,076 CAT Shares, representing approximately 96.8% of the entire issued share capital of CAT, if CAT ADSs that are subject to the notice of guaranteed delivery period under the Offer are included).
(b)	On June 29, 2006, AstraZeneca PLC and AstraZeneca closed the initial offer period under the Offer, during which valid acceptances had been received in respect of 35,562,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs), and such securities will be purchased pursuant to the Offer at a price of 1,320 pence per share. As at June 29, 2006, 30,814 CAT ADS were subject to the notice of guaranteed delivery period under the Offer and will be purchased on the same basis as the CAT Securities tendered into the Offer during the initial offer period. These purchases will be funded by existing cash balances and working capital of AstraZeneca PLC and AstraZeneca.

ITEM 12.     EXHIBITS

99.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(a)(15)°	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99.(a)(16)°	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99.(a)(17)	Press release announcing the close of the initial offer period and the commencement of the subsequent offer period, dated June 30, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
Item 11. Interest in Securities of the Subject Company.
Item 11 has been amended to include the following:
(a)	As of June 29, 2006, AstraZeneca PLC beneficially owned an aggregate of 51,480,262 CAT Shares, representing approximately 96.7% of the entire issued share capital of CAT (or 51,511,076 CAT Shares, representing approximately 96.8% of the entire issued share capital of CAT, if CAT ADSs that are subject to the notice of guaranteed delivery period under the Offer are included).

(b)	On June 29, 2006, AstraZeneca PLC and AstraZeneca closed the initial offer period under the Offer, during which valid acceptances had been received in respect of 35,562,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs), and such securities will be purchased pursuant to the Offer at a price of 1,320 pence per share. As at June 29, 2006, 30,814 CAT ADSs were subject to the notice of guaranteed delivery period under the Offer and will be purchased on the same basis as the CAT Securities tendered into the Offer during the initial offer period. These purchases were funded by existing cash balances and working capital of AstraZeneca PLC and AstraZeneca.
Item 16. Exhibits

99.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(a)(15)°	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99.(a)(16)°	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99.(a)(17)	Press release announcing the close of the initial offer period and the commencement of the subsequent offer period, dated June 30, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name: Graeme Musker
Title: Company Secretary and Solicitor
Date: June 30, 2006

EXHIBIT INDEX

99.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(a)(15)°	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99.(a)(16)°	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99.(a)(17)	Press release announcing the close of the initial offer period and the commencement of the subsequent offer period, dated June 30, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.